Exhibit 99.2

CARDIOME PHARMA CORP.

Interim Consolidated Financial Statements

Three months ended March 31, 2015 and 2014

(Unaudited)

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of U.S. dollars, except share amounts)

	March 31, 2015	December 31, 2014

Assets

Current assets:
Cash and cash equivalents	$9,192	$12,708
Restricted cash (note 4)	2,170	2,320
Accounts receivable, net of allowance for doubtful accounts of $421 (2014 - $596)	6,640	9,504
Inventories (note 5)	4,585	5,335
Prepaid expenses and other assets	2,062	1,703
Deferred tax asset	439	439
	25,088	32,009
Property and equipment (note 6)	853	811
Intangible assets (note 7)	15,675	16,156
Goodwill	318	318
Other assets	718	821
	$42,652	$50,115

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$8,223	$13,057
Current portion of long-term debt (note 9)	2,743	1,714
Current portion of deferred consideration	2,999	3,044
	13,965	17,815

Long-term debt (note 9)	9,257	10,286
Deferred consideration	4,100	4,544
Deferred revenue	975	-
Other long-term liabilities	297	331
	28,594	32,976

Stockholders’ equity:
Common stock	286,078	284,760
Authorized - unlimited number with no par value
Issued and outstanding – 16,773,164 (2014 – 16,591,002) (note 10)
Additional paid-in capital	33,797	34,229
Deficit	(322,860)	(318,973)
Accumulated other comprehensive income	17,043	17,123
	14,058	17,139
	$42,652	$50,115

Contingencies (note 13)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended
	March 31, 2015	March 31, 2014
Revenue:
Product and royalty revenues	$5,472	$7,592
Licensing and other fees	25	-
	5,497	7,592
Cost of goods sold	1,224	1,493
Gross margin	4,273	6,099
Expenses:
Selling, general and administration	6,327	7,999
Research and development	62	245
Amortization (notes 6 and 7)	541	536
	6,930	8,780
Operating loss	(2,657)	(2,681)

Other expense:
Interest expense	674	254
Other expense (income)	69	(99)
Foreign exchange loss	380	181
	1,123	336
Loss before income taxes	(3,780)	(3,017)
Provision for income taxes	107	117
Net loss	$(3,887)	$(3,134)
Other comprehensive income (loss):
Foreign currency translation adjustments	(80)	162
Comprehensive loss	$(3,967)	$(2,972)

Loss per common share – basic and diluted (note 12)	$(0.23)	$(0.20)

Weighted average number of common shares Outstanding – basic and diluted (note 12)	16,670,341	15,337,166

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Stockholders’ Equity

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2013	14,958,277	$272,083	$33,349	$(300,746)	$17,958	$22,644
Net loss	-	-	-	(18,227)	-	(18,227)
Issuance of common stock	1,530,513	13,821	-	-	-	13,821
Share issue costs	-	(1,415)	-	-	-	(1,415)
Common stock issued upon exercise of options	102,212	148	-	-	-	148
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	123	(123)	-	-	-
Stock-based compensation expense	-	-	1,003	-	-	1,003
Foreign currency translation adjustments	-	-	-	-	(835)	(835)
Balance at December 31, 2014	16,591,002	$284,760	$34,229	$(318,973)	$17,123	$17,139
Net loss	-	-	-	(3,887)	-	(3,887)
Issuance of common stock (note 10)	88,467	895	-	-	-	895
Share issue costs (note 10)	-	(38)	-	-	-	(38)
Common stock issued upon exercise of options	93,695	264	-	-	-	264
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	197	(197)	-	-	-
Stock-based compensation expense (note 11)	-	-	(235)	-	-	(235)
Foreign currency translation adjustments	-	-	-	-	(80)	(80)
Balance at March 31, 2015	16,773,164	$286,078	$33,797	$(322,860)	$17,043	$14,058

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended
	March 31, 2015	March 31, 2014
Operating activities:
Net loss	$(3,887)	$(3,134)
Items not affecting cash:
Amortization	541	536
Amortization of deferred financing fees	129	-
Write-down of inventory (note 5)	95	-
Stock-based compensation (note 11)	465	226
Unrealized foreign exchange gain	380	56
Changes in operating assets and liabilities:
Restricted cash	-	(25)
Accounts receivable	2,237	(508)
Inventories	655	(839)
Prepaid expenses and other assets	(385)	(1,154)
Accounts payable and accrued liabilities	(4,339)	(4,452)
Deferred revenue	975	-
Other long-term liabilities	(34)	-
Net cash used in operating activities	(3,168)	(9,294)

Investing activities:
Purchase of property and equipment	(89)	(3)
Increase in intangible assets	(13)	(12)
Net cash used in investing activities	(102)	(15)

Financing activities:
Issuance of common stock (note 10)	895	13,821
Share issue costs (note 10)	(38)	(1,411)
Issuance of common stock upon exercise of stock options	264	-
Payment of deferred consideration	(1,047)	(871)
Net cash provided by financing activities	74	11,539

Effect of foreign exchange rate changes on cash and cash equivalents	(320)	22
Increase (decrease) in cash and cash equivalents during the period	(3,516)	2,252
Cash and cash equivalents, beginning of period	12,708	10,984
Cash and cash equivalents, end of period	$9,192	$13,236

Supplemental cash flow information:
Interest paid	$1,639	$296
Net income taxes paid	259	45

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2015 and 2014

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, recurring adjustments which, in the opinion of management, are necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2014 filed with the appropriate securities commissions. The results of operations for the three months ended March 31, 2015 and 2014 are not necessarily indicative of the results for the full year.

Cardiome Pharma Corp. (the “Company”) has financed its cash requirements primarily from sales of BRINAVESSTM and AGGRASTAT®, share issuances, a term loan facility, and cash from a previous collaborative partner. The Company’s ability to attain profitability and positive cash flows from operations is dependent on a number of factors, including the extent to which BRINAVESSTM will be commercially successful globally, the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets, and business development activities, the outcome of which cannot be predicted at this time. As a result, it may be necessary for the Company to obtain additional funds in the future. These funds may come from sources such as the issuance of equity and/or debt securities, or alternative sources of financing. There can be no assurance that the Company will be able to successfully obtain sufficient funds to continue the development and commercialization of its products and its operational activities.

2.	Significant accounting policies:

Recent accounting pronouncements:

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs, as part of its simplification initiative. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In April 2015, the FASB voted to propose a deferral of the effective date of the new revenue standard, ASU 2014-09, Revenue from Contracts with Customers, by one year. The new guidance would be effective for fiscal years beginning after December 15, 2017 instead of December 15, 2016. Entities are permitted to adopt in accordance with the original effective date if they choose. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

2

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2015 and 2014

2.	Significant accounting policies (continued):

Recent accounting pronouncements (continued):

In February 2015, the FASB issued ASU 2015-02, Consolidation – Amendments to the Consolidation Analysis.  ASU 2015-02 changes the evaluation of whether limited partnerships, and similar legal entities, are variable interest entities, or VIEs, and eliminates the presumption that a general partner should consolidate a limited partnership that is a voting interest entity. The new guidance also alters the analysis for determining when fees paid to a decision maker or service provider represent a variable interest in a VIE and how interests of related parties affect the primary beneficiary determination.  ASU 2015-02 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The new standard allows early adoption, including early adoption in an interim period. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

3.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values because of their short-term nature. At March 31, 2015, the carrying value of the Company’s long-term debt and deferred consideration approximate their fair value based on current market borrowing rates. Long-term debt is classified as Level 2 of the fair value hierarchy. Deferred consideration is classified as Level 3 of the fair value hierarchy.

4.	Restricted cash:

At March 31, 2015, restricted cash included $1,000 (December 31, 2014 - $1,000) relating to amounts held in escrow in a non-interest bearing account in connection with the acquisition of Correvio LLC. This amount will be released from escrow upon the Company’s payment of all amounts owing under the deferred consideration liability plus all applicable accrued interest.

The Company also held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,170 (December 31, 2014 - $1,320).

3

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2015 and 2014

5.	Inventories:

	March 31,	December 31,
	2015	2014

Finished goods	$1,398	$1,815
Work in process	740	1,013
Raw materials	2,405	2,449
Inventory consigned to others	42	58
	$4,585	$5,335

During the three months ended March 31, 2015, the Company had a write-down of inventory of $95 (three months ended March 31, 2014 - nil) which is included in cost of goods sold.

6.	Property and equipment:

		Accumulated	Net book
March 31, 2015	Cost	amortization	value

Laboratory equipment	$625	$556	$69
Production equipment	97	20	77
Software	165	50	115
Computer equipment	221	118	103
Leasehold improvements	399	42	357
Furniture and office equipment	151	19	132

	$1,658	$805	$853

		Accumulated	Net book
December 31, 2014	Cost	amortization	value

Laboratory equipment	$625	$542	$83
Production equipment	96	16	80
Software	110	46	64
Computer equipment	200	111	89
Leasehold improvements	416	30	386
Furniture and office equipment	122	13	109

	$1,569	$758	$811

Amortization expense for the three months ended March 31, 2015 amounted to $47 (three months ended March 31, 2014 - $35).

4

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2015 and 2014

7.	Intangible assets:

		Accumulated	Net book
March 31, 2015	Cost	amortization	value

Marketing rights	$15,830	$2,178	$13,652
Trade name	1,131	155	976
Patents	4,286	3,239	1,047

	$21,247	$5,572	$15,675

		Accumulated	Net book
December 31, 2014	Cost	amortization	value

Marketing rights	$15,830	$1,782	$14,048
Trade name	1,131	127	1,004
Patents	4,273	3,169	1,104

	$21,234	$5,078	$16,156

Amortization expense for the three months ended March 31, 2015 amounted to $494 (three months ended March 31, 2014 - $501).

8.	Accounts payable and accrued liabilities:

	March 31,	December 31,
	2015	2014

Trade accounts payable	$1,748	$5,474
Employee-related accruals	2,050	2,719
Interest payable	71	291
Other accrued liabilities	4,354	4,573

	$8,223	$13,057

5

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2015 and 2014

9.	Long-term debt:

	March 31,	December 31,
	2015	2014

Long-term debt	$12,000	$12,000
Less: Current portion	(2,743)	(1,714)

	$9,257	$10,286

10.	Share capital:

On February 18, 2014, the Company completed a prospectus supplement under which the Company may issue common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $8,900. During the three months ended March 31, 2015, the Company issued 88,467 common shares under the ATM program for gross proceeds of $895.

11.	Share-based compensation:

(a)	Stock options:

Details of stock option transactions for the three months ended March 31, 2015 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2014	1,278,290	4.68	3.34	8,411

Options granted	260,800	10.35
Options exercised	(96,515)	3.83
Options forfeited	(8,235)	19.67
Outstanding as at March 31, 2015	1,434,340	5.68	3.45	9,334
Exercisable as at March 31, 2015	720,633	4.34	2.77	5,956

The outstanding options expire at various dates ranging from May 25, 2015 to March 26, 2020.

6

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2015 and 2014

11.	Share-based compensation (continued):

(a)	Stock options (continued):

At March 31, 2015, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$1.65 to $2.08	463,000	2.74	1.67	317,041	1.68
$2.09 to $3.78	200,000	2.26	2.45	194,196	2.45
$3.79 to $5.10	247,760	3.64	5.10	116,178	5.10
$5.11 to $43.20	523,580	4.43	10.73	93,218	16.41

	1,434,340	3.45	5.68	720,633	4.34

As of March 31, 2015, there was $1,843 (December 31, 2014 - $1,023) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.5 years (December 31, 2014 – 1.6 years).

The aggregate fair value of vested options during the three months ended March 31, 2015 was $377 (three months ended March 31, 2014 - $124).

The estimated fair value of options granted to executive officers and directors, and employees is amortized over the vesting period. For the three months ended March 31, 2015, stock-based compensation expense of $465 (three months ended March 31, 2014 - $226) is recorded in selling, general and administration expenses.

The weighted average fair value of stock options granted during the three months ended March 31, 2015 was $4.21 (three months ended March 31, 2014 - nil). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

Three months ended March 31	2015	2014

Dividend yield	-	-
Expected volatility	76.5%	-
Risk-free interest rate	0.6%	-
Expected average life of the options	3.0 years	-
Estimated forfeiture rate	-	-

7

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2015 and 2014

11.	Share-based compensation (continued):

(b)	Restricted share unit plan:

During the three months ended March 31, 2015, the Company approved 81,698 restricted share units (“RSUs”) which are not considered granted under U.S. GAAP criteria. At March 31, 2015, there are 139,198 RSUs that have been approved but not considered granted.

12.	Loss per share:

Loss per share is calculated as set forth below:

Three months ended March 31	2015	2014

Net loss	$(3,887)	$(3,134)
Weighted average number of common shares for loss per share – basic and diluted	16,670,341	15,337,166

Loss per share – basic and diluted	$(0.23)	$(0.20)

As the Company incurred a loss, all unexercised share-based payment awards were anti-dilutive and are excluded from the diluted weighted average shares.

13.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into various agreements with third parties that include indemnification provisions. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

8

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2015 and 2014

14.	Comparative figures:

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

15.	Segmented information:

During 2013, the Company began recognizing revenue from product sales at which time management began to measure the Company’s operations by the geographic area in which such products are sold.

Three months ended March 31, 2015	Europe	Rest of World	Total

Revenue	2,791	2,706	5,497
Cost of goods sold	735	489	1,224
Gross margin	2,056	2,217	4,273

Three months ended March 31, 2014	Europe	Rest of World	Total

Revenue	$4,024	$3,568	$7,592
Cost of goods sold	748	745	1,493
Gross margin	3,276	2,823	6,099

During the three months ended March 31, 2015 and 2014, we had two customers that individually accounted for more than 10% of our revenue. In 2015, these two customers accounted for 28% and 22% of our revenue (2014 – 21% and 14%).

9

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three months ended March 31, 2015 and 2014

15.	Segmented information (continued):

Property and equipment by geographic area were as follows:

	March 31, 2015	December 31, 2014

Europe	120	118
Rest of world	733	693

	853	811

10